Exhibit 21

List of Subsidiaries
The following is a list of subsidiaries of Monitronics International, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized, as of March 18, 2021. The list does not include dormant subsidiaries or subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Monitronics International, Inc.	Delaware

Monitronics Canada, Inc.	Delaware

MI Servicer LP, LLC	Delaware

MIBU Servicer, Inc.	Delaware

Monitronics Security LP	Delaware

Monitronics Funding LP	Delaware

Platinum Security Solutions, Inc.	Delaware

Security Networks LLC	Florida

LiveWatch Security, LLC	Delaware